ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Announces Results of 2014 Annual Shareholders Meeting

BURLINGTON, Mass., June 23, 2014 - ClickSoftware Technologies Ltd. (NasdaqGS: CKSW) (the "Company”), the leading provider of automated mobile workforce management and optimization solutions for the service industry, announced today the results from its Annual General Meeting of Shareholders (the "Meeting") that was held on June 19, 2014.

At the Meeting the shareholders approved by the required votes: the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent registered public accounting firm; amendments to the compensation policy for the Company's directors and officers; the re-election of Dr. Israel Borovich and Mr. Gil Weiser as Class II directors of the Company; the grant of options to Dr. Moshe BenBassat, the Company’s CEO and director; and the increase of the cash compensation to Dr. Moshe BenBassat.

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” and “The real-time service enterprise” concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not a part of this press release.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit https://itunes.apple.com/us/app/cksw-ir/id530880886?mt=8 to download on your iPhone and iPad, or https://play.google.com/store/apps/details?id=com.theirapp.ckswir&hl=en for your Android mobile device.